FINAL TRANSCRIPT

Exhibit (a)(5)(clxxv)

Conference Call Transcript

ORCL—Oracle at Morgan Stanley Software, Services, Internet & Networking Conference

Event Date/Time: Nov. 01. 2004 / 10:15AM ET

Event Duration: N/A

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FINAL TRANSCRIPT

ORCL - Oracle at Morgan Stanley Software, Services, Internet & Networking Conference

CORPORATE PARTICIPANTS

Harry You

Oracle - CFO

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS UNRELATED TO ORACLE’S TENDER OFFER]

PRESENTATION

Unidentified Speaker

We’re going to start off with the first session. I’m delighted to welcome Harry You, CFO from Oracle.

Harry You - Oracle - CFO

[REDACTED]

For those of you who did not hear the conference call that Jeff Henley and I hosted this morning, today, we revise our offer to make a best and final offer for PeopleSoft for $24 per share, up from the $21 as reflected by Jeff Stein and the Delaware (indiscernible), this is our best and final offer. It expires on November 9. And we will be going around in the subsequent weeks to speak with our shareholders, as well as the PeopleSoft shareholders on the efficacy of this offering. So it’s as I describe on the call, this has been a very long, arduous process for our shareholders and we’d like to bring this process to closure for our shareholders, as well as for us in the Company, and we feel this is a decisive step towards achieving that closure on November 19.

))Unidentified Speaker

Some commentary as well in there about PeopleSoft 9 and effectively moving towards some additional product release. Is that a signal in any way about further commitments to get some PeopleSoft platform? Is sounded like there was some change in (indiscernible).

Harry You - Oracle - CFO

We’re committed, as we’ve described in previous statements, to the PeopleSoft platform for 10 years. And in our letter to the Board of PeopleSoft today, we indicated that we intend to develop the next release, PeopleSoft 9. And we would maintain in large measure, if not entirety, the engineering operations of PeopleSoft in Pleasanton.

[Redacted]

))Unidentified Speaker

How do you value success (ph) when you think about the application market and the SAP out there with I guess a trailing 12-month 60 percent share of new licenses sold, so it has really

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FINAL TRANSCRIPT

ORCL - Oracle at Morgan Stanley Software, Services, Internet & Networking Conference

distanced itself from any of the other vendors, and yourselves included. It’s a combined PeopleSoft Oracle’s 30 percent share — is that enough to meaningfully change your position competitively? Do you think it really helps having that critical mass?

Harry You - Oracle - CFO

I think PeopleSoft that is important (indiscernible) strategically. It is not critically decisive and I think that underlies our we’ve structured our offer, which we publicly disclosed today. But I think as we think through the strategy for the (indiscernible) in the next few years, I think Larry, as he has done over the last decade and a half is thinking about the next to one or two macro bets (ph) he’d like to place in technology. And we’re also very cognitive of how we play the bets to utilize our strength in the database business, to catch up in areas like the applications of business where we’re lagging. So I feel comfortable with or without PeopleSoft. We are very focused, in terms of how we can strategically place those bets to be in a position where we’re more at strategic parity and not in (indiscernible).

))Unidentified Speaker

Fair.

[REDACTED]

Unidentified Speaker

Are acquisitions important just — maybe you could explain. Why are acquisitions so important for Oracle? Is it a way to get entry into markets more rapidly, or do you see great opportunity to bring businesses in, reduce cost structures and actually help the financial profile of Oracle?

Harry You - Oracle - CFO

I think it’s fundamentally strategic. There’s some gaps in our product offering that we would like to fill out. I think Larry has always tried to out solid ties in the end, someone who has the full suite would be more powerful. I think that thesis is coming to bear more and more in this moderate technology budget growth environment. And so I think acquisitions are important to help us fill some gaps. At the same time, as I described on our last earnings call, it’s not as if we have a profound number of gaps, it’s not that shareholders are more conservative, have to worry about deal after deal after deal and the integration risks associated with that. And it’s not that we’re trying to M&A engineer our way to financial prosperity. It’s really different products and there might be certain cases of industry offering gaps that we want to fill out.

Unidentified Speaker

You have said PeopleSoft if you were successful, it sounded like you were going to wait some time for perhaps doing something else. Is that the case, or is it more as an opportunity may arise, you will assess that?

Harry You - Oracle - CFO

It’s a little of both. I’ve mentioned as (indiscernible), we have a finite capacity for post-merger integration. And so clearly, we have to see if PeopleSoft is successfully consummated, we’ll have to see where we are on that, relative to opportunities that may come up. So we don’t want to ignore opportunities if we could at all avoid it. But once again, I want to emphasize it’s not like there’s this huge list that has to be prosecuted that either the shareholders need to be concerned about.

Unidentified Speaker

Is sounds like, if PeopleSoft again were successful, it’s about a 9 billion cash charge consideration. I guess net, it would be a little bit less (indiscernible) PeopleSoft selling cash. You have a financing arrangement, but I’m just trying to understand the structure of the balance sheet. Would you fund it using some of the financing that you have available to yourselves, so leave some cash balance in the balance sheets or?

Harry You - Oracle - CFO

It’s not going to be a complex financial situation. We have 9.5 billion in cash and short-term investments, so there will be a modest or moderate amount of short or medium term debt, which we are very committed to repaying in a very tight two to three year type timeframe. We have no intention to change the fundamental balance sheet quality of Oracle. We’ve always been very committed to it. I’ve been very proud and I credit our audit committee, our Board, Larry and Jeff for our financial strength. I think they’re underappreciated. When we stack up the credit and cash flow ratios, we’re literally in the top 10 companies in the world. And clearly, there may be some transition theories when we’re doing a large acquisition like PeopleSoft that we want to revert after we integrate it and get it is up to our margins and return to full balance sheet strength and quality. You shouldn’t see any material amount of debt. We want to pay the debt back and continue to have a pristine balance sheet.

[Redacted]

Unidentified Audience Member

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FINAL TRANSCRIPT

ORCL - Oracle at Morgan Stanley Software, Services, Internet & Networking Conference

I just wanted to clear up some things from the conference call this morning. You indicated that you made that offer at the request of the judge. Did you actually speak with him or did Jeff actually speak to the judge, and the judge in effect say — let me hear your best and final offer?

Secondly, the documents say that your offer is contingent on getting half the shares tendered, and also on getting the poison pill removed. If for some reason, the poison pill isn’t removed, does that mean it’s over, or would you consider a proxy contest?

And in the removal of the poison pill, I think there were two issues — one, the actual voting provision, which explodes the number of shares, and secondly, the substantial commitment that the Company has placed on itself with respect to its customers in terms of maintaining support.

Would both of those things have to be removed, or can you live with some form of that commitment?

Harry You - Oracle - CFO

Well, let me start out with section 2. That was a long set, and I want to make sure I don’t miss any of the legal intricacies here. But on question 2 that you made relative to the poison pill, we will obviously have to see how PeopleSoft’s Board responds I think they have made some form of public comment this morning. And we also need to see how Judge Strine looks at this issue.

And that’s relative to the first part of your question. Our attorneys have been in dialogue with Judge Strine. And in conference, he indicated his desire for a best and final offer. And we are in the process — I haven’t gotten the most recent, up-to-the-minute update. But we have reached out to Judge Strine to relay if he hasn’t seen already our response to his best and final request.

Relative to a proxy contact, I think really shareholders of Oracle and PeopleSoft should focus on November 19th. If the conditions are not met that we described on the call, we will withdraw our offer. Relative to a proxy fight (ph), I think we will just have to see. Time will tell, but I think November 19th is really the seminal date as far as shareholders are concerned.

And as I described in my call, I think we are sensitive to Oracle shareholders’ expressions throughout this. It has been a long and arduous process. And we feel November 19th is a date where all of us could potentially get some closure here.

Unidentified Audience Member

You answered very well. What about those contingent financial commitments? Would they have to be removed, or can you live with them in some way, or is that a question of negotiation?

Harry You - Oracle - CFO

Well, there really is no negotiation that underlies our best and final offer here. I think there was a question earlier this morning in terms of how we arrived at our price. And clearly, there had been issues relative to the target, whether it be the customer insurance program, whether it is some of the segment arrangements. There were also some issues which I and my finance group had been tracking to make sure that we’re properly factoring into our valuation. And we have taken those into account.

Relative to the customer assurance program, I think the judge has asked both parties to try to be forward-looking. I think he is awaiting a PeopleSoft response relative to how they would modify to a mutually satisfactory to Oracle and PeopleSoft version of the customer assurance program. But any contracts from the past are sunk costs as far as what the exposure might be.

But we’re obviously very committed. It is a delicate situation. We’re committed to make sure that PeopleSoft customers are fully satisfied. At the same time, it would be imprudent for us, as well as to our shareholders, not to factor in that the key (ph) may or may not be an issue going forward if the acquisition is consummated.

Unidentified Audience Member

I wanted to ask you about the economic viability of this transaction. I know you’re very focused on returns to investors. And when we look at the net income that is delivered through PeopleSoft today and what you could deliver over time, to me, it appears it would take a very long time to deliver on this transaction at this prize. Can you address that to the best of your ability?

Harry You - Oracle - CFO

Yes. As we described earlier this morning, Jeff and I as we have detailed the numbers here, where we expect by the end of the first year that this will be nondilutive when we exclude amortization of intangibles. And by the end of the second year, our goal would be on a fully GAAP, non pro forma basis, we would like this transaction to be nondilutive.

So those are aggressive thresholds, but also underlines once again why this is a best and final offer. And I think we are at a point where we have fully not only looked at the risks and uncertainties, but also said, as I have described to our shareholders in the past, how can we do a transaction that when looked at through various financial lenses — because I know there are different types or styles of investors out there that are comprising our shareholder base — how can we to the best of our ability through those different lenses have a reasonable transaction that helps Oracle strategically going forward?

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FINAL TRANSCRIPT

ORCL - Oracle at Morgan Stanley Software, Services, Internet & Networking Conference

[Redacted]

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© 2004 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.